Exhibit 12.1

FIRST INDUSTRIAL, L.P.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

	Year Ended December 31,
		Restated
	2004	2003	2002

Income from Continuing Operations	$44,051	$36,340	$65,186

Plus: Interest Expense and Amortization of Deferred Financing Costs	100,995	96,959	89,297

Earnings Before Fixed Charges	$145,046	$133,299	$154,483

Fixed Charges	$102,299	$97,720	$97,089

Ratio of Earnings to Fixed Charges (a)	1.42x	1.36x	1.59x

(a)	For purposes of computing the ratios of earnings to fixed charges, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income from continuing operations. Fixed charges consist of interest costs, whether expensed or capitalized and amortization of deferred financing costs.